UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                        GEMSTAR INTERNATIONAL GROUP LTD.
                                (Name of Issuer)

                    Ordinary Shares, par value $.01 per share
                         (Title of Class of Securities)

                                   G-3788-V106
                                 (CUSIP Number)

                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                February 7, 1998
             (Date of Event which Requires Filing of this Statement)


            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. G-3788-V106

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                                     VIACOM INTERNATIONAL INC.
          ---------------------------------------------------------------------
                                     I.R.S. Identification No. 13-3844753
          ---------------------------------------------------------------------


(2)       Check the Appropriate Box if a Member of Group (See Instructions)

          |_|  (a)-------------------------------------------------------------
          |_|  (b)-------------------------------------------------------------


(3)       SEC Use Only
                         ------------------------------------------------------


(4)       Sources of Funds (See Instructions)
                                             ----------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                         ------------------------------------------------------


(6)       Citizenship or Place of Organization          Delaware
                                                  -----------------------------


- --------------
 Number of          (7)  Sole Voting Power
   Shares                                         -----------------------------
Beneficially        (8)  Shared Voting Power                   2,895,743
 Owned by                                         -----------------------------
   Each             (9)  Sole Dispositive Power
Reporting                                         -----------------------------
  Person            (10) Shared Dispositive Power              2,895,743
   With                                           -----------------------------
- --------------


(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                   2,895,743
          ---------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              -------------------------------------------------


(13)      Percent of Class Represented by Amount in Row (11)
                   6.02%
          ---------------------------------------------------------------------


(14)      Type of Reporting Person (See Instructions)            CO
                                                       ------------------------

CUSIP No. G-3788-V106

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                                     SUMNER M. REDSTONE
          ---------------------------------------------------------------------
                                     I.R.S. Identification No.
          ---------------------------------------------------------------------


(2)       Check the Appropriate Box if a Member of Group (See Instructions)

          |_|  (a)-------------------------------------------------------------
          |_|  (b)-------------------------------------------------------------


(3)       SEC Use Only
                         ------------------------------------------------------


(4)       Sources of Funds (See Instructions)
                                             ----------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                         ------------------------------------------------------


(6)       Citizenship or Place of Organization          United States
                                                  -----------------------------


- --------------
 Number of          (7)  Sole Voting Power                     22,126
   Shares                                         -----------------------------
Beneficially        (8)  Shared Voting Power                2,895,743
 Owned by                                         -----------------------------
   Each             (9)  Sole Dispositive Power                22,126
Reporting                                         -----------------------------
  Person            (10) Shared Dispositive Power           2,895,743
   With                                           -----------------------------
- --------------


(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                   2,917,869
          ---------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              -------------------------------------------------


(13)      Percent of Class Represented by Amount in Row (11)
                   6.07%
          ---------------------------------------------------------------------


(14)      Type of Reporting Person (See Instructions)            IN
                                                       ------------------------

               This Amendment No. 1 amends the Statement on Schedule 13D filed with The Securities and Exchange Commission on May 19, 1997 by Viacom International Inc. (the "Company") and Mr. Sumner M. Redstone ("Redstone") with respect to the voting Ordinary Shares, $.01 par value per share (the "Ordinary Shares"), of Gemstar International Group Limited, a British Virgin Islands corporation (the "Issuer"), with its principal executive office located at 135 North Los Robles Avenue, Suite 800, Pasadena, California 91101.

Item 2.        Identity and Background.
               ------------------------

               Item 2 is hereby amended to reflect changes in Schedules I and II attached hereto.


Item 4.   Purpose of Transaction.
          -----------------------

               Item 4 is hereby amended and supplemented as follows:

               On February 7, 1998, the Company entered into Stock Purchase Agreement with THOMSON multimedia S.A. ("Thomson") pursuant to which Thomson agreed to acquire from the Company and the Company agreed to sell to Thomson 600,000 Ordinary Shares for an aggregate purchase price of $19.2 million. The Closing of the purchase and sale took place on February 12, 1998. Although the Reporting Persons may, at any time and from time to time, purchase or sell Ordinary Shares in public or private transactions, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

               The Company beneficially owns 2,895,743 Ordinary Shares, which represent approximately 6.02% of the issued and outstanding Ordinary Shares (based on the number of Ordinary Shares of the Issuer that were reported by the Issuer to issued and outstanding as of October 31, 1997). Such shares consist of:

               (i) 2,154,154 Ordinary Shares held directly by the Company over which the Company has voting and dispositive power; and

               (ii) 681,475  shares of Common  Stock held by Virgin  Interactive
                    Entertainment Inc., a Delaware corporation. The issued and outstanding shares of Virgin Interactive Entertainment Inc. are owned by Virgin Interactive Entertainment (Investment) Ltd., a United Kingdom corporation, which in turn is wholly owned by Virgin Interactive Entertainment (Holdings) Ltd., a United Kingdom corporation. The issued and outstanding shares of Virgin Interactive Entertainment (Holdings) Ltd. are owned by Virgin Interactive Entertainment Ltd., a United Kingdom corporation. Virgin Interactive Entertainment Ltd. is owned approximately 91% by Spelling Entertainment Group Inc., a Delaware corporation, and approximately 9% by the Company. SEGI Holding Corp., a Delaware corporation, beneficially owns approximately 80% of Spelling Entertainment Group Inc. and is a wholly owned subsidiary of Blockbuster Pictures Holding Corporation, a Delaware corporation, which in turn is a wholly owned subsidiary of the Company.

               Viacom Inc. ("Viacom"), as the sole shareholder of the Company, may be deemed the beneficial owner of all of the Ordinary Shares described in clauses (i) and (ii) of this Item 5.

               National Amusements, Inc. ("NAI"), as the controlling shareholder of Viacom, may be deemed the beneficial owner of all of the Ordinary Shares described in clauses (i) and (ii) of this Item 5.

               Redstone, as the controlling stockholder of NAI, may be deemed the beneficial owner of all of the Ordinary Shares described in clauses (i) and
(ii) of this Item 5. Redstone also owns 22,126 Ordinary Shares of Common Stock directly. The aggregate beneficial ownership of Redstone is approximately 6.07%.


Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer.
               -------------------------------------------------------

               On February 7, 1998, the Company entered into a Stock Purchase Agreement with Thomson pursuant to which Thomson agreed to acquire from the Company and the Company agreed to sell to Thomson, 600,000 Ordinary Shares for an aggregate purchase price of $19.2 million. The Closing of the purchase and sale took place on February 12, 1998.


Item 7.        Material to Be Filed as Exhibits.
               ---------------------------------

               99.1           Stock Purchase Agreement,  dated February 7, 1998,
                              between  Viacom   International  Inc. and  THOMSON
                              Multimedia S.A.

               99.2           Agreement  between Viacom  International  Inc. and
                              Sumner    M.    Redstone    pursuant    to    Rule
                              13d-1(f)(1)(iii).

                                   Signatures
                                   ----------


               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


February 13, 1998             Viacom International Inc.


                              By:       /s/  Michael D. Fricklas
                                        -------------------------
                              Name:     Michael D. Fricklas
                              Title:    Senior Vice President



                                        /s/  Sumner M. Redstone
                                        -------------------------
                                        Sumner M. Redstone,
                                        Individually



                                   Schedule I
                            Viacom International Inc.
                               Executive Officers



                         Business or         Principal Occupation               Name and Address of Corporation or
Name                     Residence Address   or Employment                      Other Organization in Which Employed
- ----                     -----------------   ------------------------           ------------------------------------


Sumner M. Redstone       Viacom Inc.         Chairman of the Board and          National Amusements, Inc.
                         1515 Broadway       Chief Executive Officer of         200 Elm Street
                         New York, NY        Viacom Inc.; Chairman of the       Dedham, MA  02026
                         10036               Board and President, Chief
                                             Executive Officer of National
                                             Amusements, Inc., President
                                             and Chief Executive Officer of
                                             Viacom International Inc.

Philippe P. Dauman*      Viacom Inc.         Deputy Chairman, Executive VP,     Viacom International Inc.
                         1515 Broadway       General Counsel, Chief             1515 Broadway
                         New York, NY        Administrative Officer and         New York, NY  10036
                         10036               Secretary of Viacom Inc. and
                                             Executive VP and Secretary of
                                             Viacom International Inc.

Thomas E. Dooley         Viacom Inc.         Deputy Chairman, Executive VP,     Viacom International Inc.
                         1515 Broadway       Finance, Corporate Development     1515 Broadway
                         New York, NY        and Communications of Viacom       New York, NY  10036
                         10036               Inc. and Executive VP of
                                             Viacom International Inc.

Robert M. Bakish         Viacom Inc.         Sr. VP, Planning, Development      Viacom International Inc.
                         1515 Broadway       and Technology of Viacom Inc.      1515 Broadway
                         New York, NY        and Viacom International Inc.      New York, NY  10036
                         10036

Carl D. Folta            Viacom Inc.         Sr. VP, Corporate                  Viacom International Inc.
                         1515 Broadway       Relations of Viacom Inc. and       1515 Broadway
                         New York, NY        Viacom International Inc.          New York, NY  10036
                         10036

- -------------------
*Also a Director

                                   Schedule I
                                    Continued


Michael D.               Viacom Inc.         Sr. VP, Deputy General             Viacom International Inc.
Fricklas*                1515 Broadway       Counsel and Assistant              1515 Broadway
                         New York, NY        Secretary of Viacom Inc. and       New York, NY  10036
                         10036               Sr. VP and Assistant
                                             Secretary of Viacom
                                             International Inc.

Susan C.                 Viacom Inc.         Vice President, Controller,        Viacom International Inc.
Gordon                   1515 Broadway       Chief Accounting Officer of        1515 Broadway
                         New York, NY        Viacom Inc. and Viacom             New York, NY  10036
                         10036               International Inc.

Rudolph L. Hertlein      Viacom Inc.         Sr. VP of Viacom Inc. and          Viacom International Inc.
                         1515 Broadway       Viacom International Inc.          1515 Broadway
                         New York, NY                                           New York, NY  10036
                         10036

Carol Melton             Viacom Inc.         Sr. VP, Government Affairs of      Viacom International Inc.
                         1515 Broadway       Viacom Inc. and Viacom             1515 Broadway
                         New York, NY        International Inc.                 New York, NY  10036
                         10036

William A. Roskin        Viacom Inc.         Sr. VP, Human Resources and        Viacom International Inc.
                         1515 Broadway       Administration of Viacom Inc.      1515 Broadway
                         New York, NY        and Viacom International Inc.      New York, NY  10036
                         10036

Martin Shea              Viacom Inc.         Sr. VP, Investor Relations of      Viacom International Inc.
                         1515 Broadway       Viacom Inc. and Viacom             1515 Broadway
                         New York, NY        International Inc.                 New York, NY  10036
                         10036

George S. Smith,         Viacom Inc.         Sr. VP, Chief Financial            Viacom International Inc.
Jr.*                     1515 Broadway       Officer of Viacom Inc. and         1515 Broadway
                         New York, NY        Viacom International Inc.          New York, NY  10036
                         10036

- ------------------
*Also a Director

                                   Schedule II
                                   Viacom Inc.
                               Executive Officers


                         Business of         Principal Occupation               Name and Address of Corporation or
Name                     Residence Address   or Employment                      Other Organization in Which Employed
- -----                    -----------------   ---------------------              ----------------------------------------


Sumner M. Redstone*      Viacom Inc.         Chairman of the Board and          National Amusements, Inc.
                         1515 Broadway       Chief Executive Officer of         200 Elm Street
                         New York, NY        Viacom Inc.; Chairman of the       Dedham, MA  02026
                         10036               Board and President, Chief
                                             Executive Officer of National
                                             Amusements, Inc., President
                                             and Chief Executive Officer of
                                             Viacom International Inc.

Philippe P. Dauman*      Viacom Inc.         Deputy Chairman, Executive VP,     Viacom International Inc.
                         1515 Broadway       General Counsel, Chief             1515 Broadway
                         New York, NY        Administrative Officer and         New York, NY  10036
                         10036               Secretary of Viacom Inc. and
                                             Executive VP and Secretary of
                                             Viacom International Inc.

Thomas E. Dooley*        Viacom Inc.         Deputy Chairman, Executive VP,     Viacom International Inc.
                         1515 Broadway       Finance, Corporate Development     1515 Broadway
                         New York, NY        and Communications of Viacom       New York, NY  10036
                         10036               Inc. and Executive VP of
                                             Viacom International Inc.

Robert M. Bakish         Viacom Inc.         Sr. VP, Planning, Development      Viacom International Inc.
                         1515 Broadway       and Technology of Viacom Inc.      1515 Broadway
                         New York, NY        and Viacom International Inc.      New York, NY  10036
                         10036

Carl D. Folta            Viacom Inc.         Sr. VP, Corporate                  Viacom International Inc.
                         1515 Broadway       Relations of Viacom Inc. and       1515 Broadway
                         New York, NY        Viacom International Inc.          New York, NY
                         10036                                                  10036

- --------------------
*Also a Director

                                   Schedule II
                                   Continue

Michael D. Fricklas      Viacom Inc.         Sr. VP, Deputy General Counsel     Viacom International Inc.
                         1515 Broadway       and Assistant Secretary of         1515 Broadway
                         New York, NY        Viacom Inc. and Sr. VP and         New York, NY  10036
                         10036               Assistant Secretary of Viacom
                                             International Inc.

Susan C.                 Viacom Inc.         Vice President, Controller,        Viacom International Inc.
Gordon                   1515 Broadway       Chief Accounting Officer of        1515 Broadway
                         New York, NY        Viacom Inc. and Viacom             New York, NY  10036
                         10036               International Inc.

Rudolph L. Hertlein      Viacom Inc.         Sr. VP of Viacom Inc. and          Viacom International Inc.
                         1515 Broadway       Viacom International Inc.          1515 Broadway
                         New York, NY                                           New York, NY  10036
                         10036

Carol Melton             Viacom Inc.         Sr. VP, Government Affairs of      Viacom International Inc.
                         1515 Broadway       Viacom Inc. and Viacom             1515 Broadway
                         New York, NY        International Inc.                 New York, NY  10036
                         10036

William A. Roskin        Viacom Inc.         Sr. VP, Human Resources and        Viacom International Inc.
                         1515 Broadway       Administration of Viacom Inc.      1515 Broadway
                         New York, NY        and Viacom International Inc.      New York, NY  10036
                         10036

Martin Shea              Viacom Inc.         Sr. VP, Investor Relations of      Viacom International Inc.
                         1515 Broadway       Viacom Inc. and Viacom             1515 Broadway
                         New York, NY        International Inc.                 New York, NY  10036
                         10036

George S. Smith,         Viacom Inc.         Sr. VP, Chief Financial            Viacom International Inc.
Jr.                      1515 Broadway       Officer of Viacom Inc. and         1515 Broadway
                         New York, NY        Viacom International Inc.          New York, NY  10036
                         10036

                                   Directors
                                   ---------


George S. Abrams    Winer & Abrams                Attorney                      Winer & Abrams
                    60 State Street                                             60 State Street
                    Boston, MA  02109                                           Boston, MA  02109

Ken Miller          Credit Suisse First Boston    Vice Chairman of              Credit Suisse First Boston
                    Corporation                   Credit Suisse First           Corporation
                    11 Madison Avenue             Boston Corporation            11 Madison Avenue
                    22nd Floor                                                  22nd Floor
                    New York, NY  10010                                         New York, NY  10010

                                   Schedule II
                                    Continued


Brent D. Redstone   c/o Showtime Networks Inc.    Director of National          National Amusements, Inc.
                    8101 E. Prentice Avenue       Amusements, Inc.              200 Elm Street
                    Suite 704                                                   Dedham, MA  02026
                    Englewood, CO  80111

Shari Redstone      National Amusements, Inc.     Executive Vice President      National Amusements, Inc.
                    200 Elm Street                and Director of National      200 Elm Street
                    Dedham, MA  02026             Amusements, Inc.              Dedham, MA  02026

Frederic V.         Bell Atlantic Corporation     Vice Chairman--Finance        Bell Atlantic Corporation
Salerno             1095 Avenue of the Americas   and Business Development      1095 Avenue of the Americas
                    New York, NY  10036           of Bell Atlantic              New York, NY  10036
                                                  Corporation

William Schwartz    Yeshiva University            VP for Academic Affairs       Yeshiva University
                    2495 Amsterdam Avenue         (Chief Academic Officer)      2495 Amsterdam Avenue
                    Yew York, NY  10033           of Yeshiva University         New York, NY  10033

Ivan Seidenberg     Bell Atlantic Corporation     Chairman of the Board         Bell Atlantic Corporation
                    1095 Avenue of the Americas   and Chief Executive           1095 Avenue of the Americas
                    New York, NY  10036           Officer of Bell Atlantic      New York, NY  10036
                                                  Corporation

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.    Description
- -----------    -----------

99.1 Stock Purchase Agreement, dated February 7, 1998, between Viacom International Inc.and THOMSON multimedia S.A.

99.2           Agreement  between  Viacom   International  Inc.  and  Sumner  M.
               Redstone pursuant to Rule 13d-1(f)(1)(iii).